UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 2)

                          ADVANCED MAMMOGRAPHY SYSTEMS, INC.
                          ----------------------------------
                                   (Name of Issuer)

                            COMMON STOCK, $0.01 PAR VALUE
                            -----------------------------
                            (Title of Class of Securities)


                                      00753Q-101
                            -----------------------------
                                    (CUSIP Number)

                                Jack Nelson, Chairman
                              Advanced NMR Systems, Inc.
                                   46 Jonspin Road
                              Wilmington, MA 01887-1082
                                   (509) 657 - 8876
          ----------------------------------------------------------------

          (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                     MAY 15, 1996
                 ---------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).


                                                          Page 1 of 4 Pages
                                                               -    -

                                     SCHEDULE 13D


          CUSIP No.  00753Q-101              Page  2  of  4  Pages
                     ----------                   ---    ---

          -----------------------------------------------------------------
          1         NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Advanced NMR System, Inc.
                    EIN: 22-2457487
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          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[ ]
                                                                       (b)[ ]
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          3         SEC USE ONLY

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          4         SOURCE OF FUNDS*

                    OO
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          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)             [ ]

          -----------------------------------------------------------------
          6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
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          NUMBER OF      7    SOLE VOTING POWER

          SHARES                      4,000,000
                         --------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY                    -0-
                         --------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING                   -0- (See Item 5)
                         --------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                                      -0-
          -----------------------------------------------------------------
          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                         4,000,000
          -----------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                     [ ]
          -----------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         60.6%
          -----------------------------------------------------------------
          14        TYPE OF REPORTING PERSON*

                         CO
          -----------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    Pursuant to Rule 13d-2 of the General Rules and Regulations under the Act, this Amendment No. 2 amends the
          Schedule 13D filed with the Commission on September 19, 1995 (the "Statement") with respect to the common stock, $.01 par value per share, of Advanced Mammography Systems, Inc. (the "AMS Common Stock"), as amended by Amendment No. 1 to the Statement filed with the Commission on February 21, 1996 ("Amendment No. 1"). Terms used and not otherwise defined herein shall have the respective meanings set forth in the Statement. Except as otherwise expressly indicated below, the information provided in the Statement remains in effect.

          ITEM 2.  IDENTITY AND BACKROUND
                   ----------------------

                    This Amendment No. 2 to the Statement is being filed by Advanced NMR.

          ITEM 4.  PURPOSE OF TRANSACTION
                   ----------------------

                    (b) On May 15, 1996, Advanced NMR and AMS terminated a previously announced Agreement and Plan of Merger, dated as of February 4, 1996 (the "Merger Agreement"), which had provided for the merger (the "Merger") of AMS Merger Corporation, a wholly-owned subsidiary of Advanced NMR, with and into AMS. Simultaneously with the termination of the Merger Agreement, AMS closed a placement (the "Placement") of $3 million principal amount of 4% Convertible Debentures (the "Debentures"). AMS filed a current report on Form 8-K on May 16, 1996 to more fully report the Placement and the terms of its Debentures.

                    (f) Advanced NMR intends to explore the possiblity of modifying its current business relationship with AMS as governed by the Shared Services Agreement and License Agreement.

                    Items (e),(g),(h),(i) of Item 4 shall no longer be amended as indicated in Amendment No. 1 but shall remain as set forth in the Statement.

                                      SIGNATURE
                                      ---------


                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


                                             ADVANCED NMR SYSTEMS, INC.


                                                /s/ Jack Nelson
                                             ----------------------------
                                             By: Jack Nelson
                                             Its: Chairman of the Board
          Date:  June 11, 1996